UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Public Held Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Banco Santander”) hereby informs that Banco Santander and Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and holder of the user´s licenses for Esso and Mobil trademarks in Brazil, will release in the first quarter of 2011 the Esso Santander credit card, with the purpose of leveraging its credit card business through the celebration of partnerships.

Through this partnership, customers of Esso fuel stations participating of such program will have discounts in the acquisition of fuel and other products, and as part of Pontos Program (Esso network´s loyalty program) will have access to other advantages, such as duplication of accumulated points which could be exchanged by discounts in the program´s website http://www.programapontos.com.br.

The Esso Santander credit card will be available in national and international variants and can be used in any merchants able to accept Visa and MasterCard brands.

This instrument represents one of Santander´s initiatives for a solid, closer and long-term relationship with its clients.

São Paulo, January 17, 2011.

Carlos Alberto López Galán
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 18, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer